

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Murray Bailey
Chief Executive Officer and President, and Director
EESTech, Inc.
Suite 417, 241 Adelaide Street
Brisbane, 4000, Australia

> **Re: EESTech, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 26, 2022**
> **File No. 000-32863**

Dear Mr. Bailey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed August 26, 2022

Description of Business, page 3

1. Please revise your filing to more clearly identify your current principal business and operations versus your intended future operations. Your disclosure should clearly state the current status of your principal products and services, the steps and costs necessary to introduce each product to market and your anticipated timeline. Please also describe, to the extent material to an understanding of the registrant, the duration of your existing trademark(s) and expected durations of your patents pending once they are approved, the need for any government approval of principal products or services, the effect of existing or probable governmental regulations on the business, and the costs and effects of compliance with environmental laws. Refer to Item 101(h) of Regulation S-K.

2. Please provide the basis for your statement here and elsewhere that your mineral processing capabilities dramatically reduce cost, increase productivity, reduce energy

requirements, eliminate polluting leachates, transform hazardous waste liabilities into products of value with zero-waste outcomes, and significantly reduce the carbon footprint of mineral resource processing. In addition, please revise your disclosure to explain how your "disruptive technologies," including IRF, deliver a "paradigm shift" in how mineral recourses are processed and how you intend to provide a "circular economy" to the mining industry.

3. We note you disclose that you have established a Heads of Agreement (HOA) with industry leading equipment suppliers for the collaborative development and project deployment of their equipment. Please revise to describe the material terms of this agreement and file a copy of it as an exhibit to your registration statement, or advise us why you do not believe you are required to do so. Refer to Item 601(10) of Regulation S-K.

Company and Subsidiary History, page 3

4. Please revise your heading and/or subheadings to distinguish the entities that are your subsidiaries from those for which you have performed work.

Samancor Chrome Holdings Proprietary Limited, page 5

5. We note you disclose on page 6 that on February 21, 2019, Samancor Chrome Holdings Proprietary Limited (Samancor) awarded you a 10-year contract with a 5-year extension option to undertake the recycling of FeCr slag waste at their Emalahleni facility, and that you were contracted to deliver a "zero waste" solution using your advanced process methodologies to reclaim up to 99% of residual FeCr units from Samancor's slag dumps.

We understand that under the terms of the contract, Samancor is obligated to purchase all FeCr metal reclaimed by you at a pre-determined discount to the spot market price for FeCr, and based on the volume of recoverable FeCr, you believe the potential contract value over ten years is approximately US$800 million, plus an upside share in FeCr market price increases.

Please expand your disclosures to provide greater detail regarding the current status of this project and address the following points:

- Explain how the "potential contract value" of $800 million was formulated, including details of the revenues and costs to be incurred under the contract in determining such value.
- Provide details about any material assumptions underlying these estimates, including clarifications regarding the extent to which your assumptions are based on historical experience.
- Clarify whether you have limited your assumptions to the initial ten year period or have also included cash flows for the extension period.
- Describe the pattern of cash flows that you are anticipating over the term of the

     contract as reflected in your estimate of the potential contract value.

- Describe the nature of the costs that you anticipate will be incurred in fulfilling your performance obligations under the contract.
- Describe any process methodologies and technologies that you have yet to obtain or establish in order to meet the contract specifications.
- Clarify your expectations about the timeframe that will precede performance under the contract, as may encompass the 18-month "project establishment period" mentioned on pages 16 and 17, and the extent of any additional time beyond that period that may be necessary for the completion of other activities before meaningful cash flows are generated.
- Provide an estimated date for completion of the project establishment period and detail the nature and estimate of costs to be incurred during this period.
- Identify and discuss any uncertainties, as may pertain to technological and logistical feasibility, government regulations, or other factors that may delay the completion of this period or your performance under the contract.

    Please also file a copy of the agreement with Samancor, or advise as to why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Sasol South Africa Limited, page 5

6. We note your disclosure here that pre-contract trials with Sasol are continuing and your disclosure at page 16 that Sasol has given EESTech two work orders. Please revise to better detail the nature and status of the pre-contract trials, including any payment arrangements, and file any related agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. In addition, disclose any ongoing discussions with Sasol and whether work continues under the two work orders referenced. To the extent you are dependent on the work from Sasol, please include an attendant risk factor.

EESTech Binary Compounds, page 7

7. We note your disclosure that the cumulative benefits of EESTech's waste stabilization process have been validated by an analysis of ThermaSand and independent analysis reports that EESTech's waste stabilization process transforms the environmental liabilities of FeCr slag waste into an inert, commercially preferred high-grade sand. Please revise to disclose the source of this analysis.

Risk Factors, page 17

8. The management services consulting agreements filed as Exhibits 10.1 and 10.2, the description of your directors' experience on page 22, and the Brisbane, Australia location of your principal executive office indicates that your officers and directors are located outside of the United States. Please include a risk factor addressing the risk to U.S. stockholders of effective service of process, enforcing judgments and bringing original

actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Our plan requires technological expertise to develop and to oversee the operations our technologies and process capabilities, page 18

9. We note your disclosure that you have an internal research and engineering team and an advisory board conversant with the Company's technologies and process capabilities. Please revise to identify the members of the internal research and engineering team and advisory board, and to better describe the functions of each.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2021 compared to Year Ended December 31, 2020, page 22

10. We note you disclose that four directors received 1,500,000 shares for past services rendered. Please confirm these services were performed during the fiscal year ended December 31, 2021 as we note you have recorded the consultancy fees associated with these services during this period.

11. We note your disclosure that your consultancy fees were $792,941 for the year to December 31, 2020, and $1,088,514 for the year to December 31, 2021, respectively. Please clarify the nature of the services rendered, other than for payments made to your directors.

Liquidity and Capital Resources, page 23

12. Please expand your discussion to address any material cash requirements you may have associated with fulfilling your contracts with Sasol and Samancor, including the anticipated source of funds needed to satisfy those cash requirements. Refer to Item 303(b)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

13. Please revise to provide the disclosure required by Instruction 1 to Item 404 of Regulation S-K for the two years preceding your last fiscal year. In addition, we note you state that, since January 1, 2021, there have been no transactions, and there currently are no proposed transactions in which the Company was or is a participant, and in which any related person has or will have a direct or indirect material interest, which would require reporting in this section. However, your disclosure at page F-14 indicates that balances owing to related parties were $406,809 as at December 31, 2021. Please revise or advise.

Choice of Forum, page 32

14. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act and, if so, include related risk factor disclosure. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal

jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Financial Statements
Balance Sheets, page F-3

15. Please tell us and disclose the origin of the Change in proportionate interest reserve balance reported within stockholders' equity on your balance sheets and statements of changes in stockholders' equity. To the extent it originated from transactions resulting from changes in the ownership interest of a subsidiary, please tell us how your balance sheet presentation of stockholders' equity (deficit) complies with the guidance in FASB ASC 810-10-45-16 which requires amounts attributable to noncontrolling interests in subsidiaries to be reported separately from the parent's equity.

Note 2 - Summary of Significant Accounting Policies
(n) Foreign Currency Translation, page F-11

16. We note the functional currency of your foreign operations is the Australian dollar. Please expand your disclosure to indicate your reporting currency is the US dollar.

General

17. We note you indicate on the registration cover page and elsewhere in filing that you qualify as an emerging growth company. Please tell us the basis for your determination that you qualify as an emerging growth company. In that regard, we note you filed a registration statement on Form S-8 that was declared effective June 11, 2002 and note Question (2) of the Jumpstart Our Business Startups Act Frequently Asked Questions.

18. We note the notes to your financial statements state that COVID-19 caused disruption of supply chains across a range of industries. If you have experienced supply chain disruptions, whether due to COVID-19 or other factors, please revise your risk factor disclosure and discuss known trends or uncertainties resulting from any mitigation efforts undertaken. Also, explain whether any mitigation efforts introduce new material risks, including those related to product quality or reliability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Mittelman